

August 27, 2014

Via E-mail
Mr. Timothy Neher
Chief Executive Officer and Principal Financial Officer
Accelerated Acquisitions XVII, Inc.
1840 Gateway Drive, Suite 200
Foster City, CA 94404

      Re: **Accelerated Acquisitions XVII, Inc.**
             Form 10-K for the fiscal year ended September 30, 2013
             Filed December 30, 2013
             File No. 000-54549

Dear Mr. Neher:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Brian Cascio

                              Brian Cascio
                              Accounting Branch Chief